SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)

NexTier Oilfield Solutions Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

65290C105
(CUSIP Number)

Javier Rocha

17018 IH 20

Cisco, Texas 76437

Telephone: (817) 850-3600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 11, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS THRC Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,948,416 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 16,948,416 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,948,416 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4% (2)
14	TYPE OF REPORTING PERSON PN

(1)	THRC Holdings, LP, a Texas limited partnership (“THRC Holdings”), owns 16,948,416 shares of common stock, $0.01 par value per share (“Common Stock”), of NexTier Oilfield Solutions Inc. (the “Issuer”). The general partner of THRC Holdings is THRC Management, LLC, a Texas limited liability company (“THRC Management”). Dan Wilks is the sole member of THRC Management.
(2)	This calculation is based on 230,498,136 shares of Common Stock of the Issuer outstanding as of April 21, 2023, as disclosed on the Issuer’s Form 10-Q filed with the SEC on April 26, 2023.

1	NAME OF REPORTING PERSONS THRC Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,948,416 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 16,948,416 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,948,416 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4% (2)
14	TYPE OF REPORTING PERSON OO

(1)	THRC Holdings owns 16,948,416 shares of Common Stock of Issuer. THRC Management is the general partner of THRC Holdings. Dan Wilks is the sole member of THRC Management.
(2)	This calculation is based on 230,498,136 shares of Common Stock of the Issuer outstanding as of April 21, 2023, as disclosed on the Issuer’s Form 10-Q filed with the SEC on April 26, 2023.

1	NAME OF REPORTING PERSONS Dan Wilks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,948,416 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 16,948,416 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,948,416 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4% (2)
14	TYPE OF REPORTING PERSON IN

(1)	THRC Holdings owns 16,948,416 shares of Common Stock of Issuer. THRC Management is the general partner of THRC Holdings. Dan Wilks is the sole member of THRC Management.
(2)	This calculation is based on 230,498,136 shares of Common Stock of the Issuer outstanding as of April 21, 2023, as disclosed on the Issuer’s Form 10-Q filed with the SEC on April 26, 2023.

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on February 1, 2021 (the “Original 13D”) and Amendment No. 1 to the statement on Schedule 13D filed with the Securities and Exchange Commission on August 12, 2021 (“Amendment No. 1”) and Amendment No. 2 to the statement on Schedule 13D filed with the Securities and Exchange Commission on June 30, 2022 (“Amendment No. 2” and together with the Original 13D, Amendment No. 1 and this Amendment No. 3., the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Original 13D.

This Amendment No. 3 is being filed to make amendments to the Schedule 13D as follows:

Item 3.	Source or Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The total amount of funds (including brokerage commissions) used for the purchase of Common Stock beneficially owned by the Reporting Persons is $53,048,542.08. The shares of Common Stock reported herein were acquired in the open market using working capital of THRC Holdings.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by restating Items 5(a), 5(b) and 5(c) in their entirety as follows:

(a)—(b) Each Reporting Person’s beneficial ownership of the Issuer’s Common Stock as of the date of this Amendment is reflected on that Reporting Person’s cover page. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 16,948,416 shares of the Issuer’s Common Stock, representing approximately 7.4% of the 230,498,136 shares of the Issuer’s Common Stock outstanding as of April 21, 2023, as disclosed on the Issuer’s Quarterly Report on Form 10-Q (“Quarterly Report”) filed with the SEC on April 26, 2023.

Each of the Reporting Persons may be deemed to have shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 16,948,416 shares of the Issuer’s Common Stock. THRC Holdings beneficially owns 16,948,416 shares of Common Stock, representing approximately 7.4% of the 230,498,136 shares of the Issuer’s Common Stock outstanding as of April 21, 2023, as disclosed on the Quarterly Report filed with the SEC on April 26, 2023. THRC Management is the general partner of THRC Holdings. Dan Wilks is the sole member of THRC Management. As a result, each of Dan Wilks and THRC Management may be deemed to have shared voting and dispositive power over, and to share beneficial ownership of, the securities owned by THRC Holdings.

(c) Schedule I hereto sets forth all transactions in the Common Stock within the past 60 days by any Reporting Person. All such transactions were effected on the open market. Except for the transactions set forth on Schedule I, none of the Reporting Persons effected any transaction in the Common Stock during the past 60 days.

Item 7.	Material to Be Filed as Exhibits

99.1 99.2	Joint Filing Agreement, by and among the Reporting Persons, dated as of May 16, 2023. Power of Attorney – Dan Wilks.
99.3	Power of Attorney – THRC Management, LLC on behalf of itself and THRC Holdings, LP (of which THRC Management LLC serves as general partner).

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:	May 16, 2023

Dan Wilks By: *____________________________ Dan Wilks THRC Holdings, LP By: _/s/ Javier Rocha_______________ Javier Rocha Attorney-in-Fact
THRC Management, LLC By: _/s/ Javier Rocha_______________ Javier Rocha Attorney-in-Fact
*By: _/s/ Javier Rocha_______________ Javier Rocha, Attorney-in-Fact

Schedule A

Transactions – Last 60 days

THRC Holdings, LP

Date	Transaction	Shares	Price Per Share
03/21/23	Sell	145,324	$7.97
04/11/23	Sell	700,000	$8.55
04/11/23	Sell	152,078	$8.59
04/12/23	Sell	274,684	$8.51